UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Lattice Strategies Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Embarcadero Center

Suite 2350

San Francisco, CA 94111

Telephone Number (including area code): (415) 508-3400

Name and address of agent for service of process:

Corporation Service Company

2711 Centerville Road

Suite 400

Wilmington, DE 19808

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:                 Yes ☒                 No ☐

NOTICE

A copy of the Certificate of Trust of Lattice Strategies Trust (the “Trust”), together with any amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and State of California on the 1st day of October, 2014.

LATTICE STRATEGIES TRUST

By:	/s/ Albert Lee
Name:	Albert Lee
Title:	Sole Trustee

Attest:

/s/Vivienne Shi

Vivienne Shi

Associate